SEVERN TRENT
ENVIRONMENTAL LEADERSHIP



2 February 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK



Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA



Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
FEB 15 2006
THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2006\Correspondence\A- SEC Letter - January 06 return - 2Feb06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Substantial Shareholder - Fidelity	SE Announcement	24-Jan-2006	✓				✓	Filed with SEC on 24 January 2006
Director's Interests in Shares	SE Announcement	12-Jan-2006	✓				✓	Filed with SEC on 12 January 2006
88(2) - Various- 17,113 shares	Co House Forms	17-Jan-2006		✓				
88(2) - FHF (Nominees) Ltd and Mr Colin Taylor - 14,251 shares	Co House Forms	18-Jan-2006		✓				
88(2) - Various- 17,320 shares	Co House Forms	06-Jan-2006		✓				
88(2) - FHF (Nominees) Ltd and TD Waterhouse Nominees (Europe) Ltd - 46,484 shares	Co House Forms	03-Jan-2006		✓				
88(2) - FHF (Nominees) Ltd and TD Waterhouse Nominees (Europe) Ltd - 4,718 shares	Co House Forms	03-Jan-2006		✓				
88(2) - FHF (Nominees) Ltd and TD Waterhouse Nominees (Europe) Ltd - 12,589 shares	Co House Forms	03-Jan-2006		✓				
88(2) - FHF (Nominees) Ltd and TD Waterhouse Nominees (Europe) Ltd - 26,468 shares	Co House Forms	10-Jan-2006		✓				
288a - Appointment of Mr R Davey	Co House Forms	01-Jan-2006		✓				
288a - Appointment of Dr B Bulkin	Co House Forms	01-Jan-2006		✓				
Appointment of Tulchan Communications as the group's financial PR agency	Voluntary Ann	11-Jan-2006				✓		

filing · SEC

File number 082-02819

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,294	536	10,396
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	568p	536p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CARRIED FORWARD**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 17.1.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~
Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,177	710	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	592p	759p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees - *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted **Ordinary**	Number allotted **17,113**
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **17,113**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 17.1.2006

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

Lloyds TSB Registrars,
The Causeway
Worthing,

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Filing

File number 082-02819



Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: Severn Trent Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary	Ordinary
Number allotted	2,408	11,843		
Nominal value of each share	1p	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£9.34	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name [illegible] (Nominees) Limited [illegible]	Class of shares allotted	Number allotted
Address 30 Park Square	Ordinary	[illegible]
Leeds		
UK Postcode LS1 2PC		
Name Mr Colin Taylor	Class of shares allotted	Number allotted
Address 3 Priory Way, Chalfont St Peter	Ordinary	2,480
Bucks		
UK Postcode SL9 8SD		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**14,251**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 18.1.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, | LLOYDS TSB REGISTRARS THE CAUSEWAY

Sling: SEC

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,681	4,604	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£9.34	£10.05	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 10/1/06

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,699	6,149	4,335
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£7.20	£7.38

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited A/C CSOS Part ID 846 Address 28 Park Square West, Leeds. UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 15,684
Name TD Waterhouse Nominees Limited A/C CESREG Part ID 277 Address 201 Deansgate, Manchester. UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 10,784
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 26,468

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 10/1/06

A ~~director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available,

LLOYDS TSB REGISTRARS THE CAUSEWAY

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

Filing: S

File number 082-02819


88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,007	6,711	332
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total continued	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 6

Signed [signature] **Date** 6/1/06

~~A director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex, BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	13	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,579	3,189	290
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	568p	592p	759p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total continued	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed ________________ **Date** 6/1/06

~~A director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex, BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

3 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	212		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	831p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address	Total	17,320
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 4

Signed ______________________ **Date** 6/1/06

~~A director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex, BN99 6DA

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4718		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name F H F / Nominees / Limited : Part ID 846, Desig CSOS Address 28 Park Square West Leeds UK Postcode L S 1 2 P Q	Class of shares allotted Ordinary	Number allotted 2,343
Name T D Waterhouse Nominees / Europe / Limited : Part ID 277 : Desig CESREG Address 201 Deansgate Manchester UK Postcode M 3 3 T D	Class of shares allotted Ordinary	Number allotted 2,375
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,718**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3/1/06

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File number 082-02819



Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,589		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited Des CSOS Part ID 846 Address 28 Park Square, Leeds LS1 2PQ UK Postcode	Class of shares allotted Ordinary	Number allotted 9,812
Name T D Waterhouse Nominees /Europe/ Limited Des CESREG Part ID 277 Address 201 Deansgate, Manchester M3 3TD UK Postcode	Class of shares allotted Ordinary	Number allotted 2,777
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **12,589**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 3/1/06

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address ... LLOYDS TSB REGISTRARS ... THE CAUSEWAY

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819


88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,995	8,603	18,630
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£6.88	£7.20

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode |_ |_ |_ |_ |_ |_ |_	Class of shares allotted	Number allotted
Name Address UK Postcode |_ |_ |_ |_ |_ |_ |_	Class of shares allotted	Number allotted
Name Address UK Postcode |_ |_ |_ |_ |_ |_ |_	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 3/1/06

~~A director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, | LLOYDS TSB REGISTRARS, THE CAUSEWAY

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,658	8,360	2,238
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£7.38	£9.34	£10.05

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name TD Waterhouse Nominees / Europe/ Limited Desig CESREG Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Ordinary	7,480
Name F H F Nominees Limited Part ID: 846 / Desig: CSOS Address 28 Park Square West, Leeds, LS1 2PQ UK Postcode	Ordinary	39,004
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	46,484

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 3/1/06

A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, LLOYDS TSB REGISTRARS THE CAUSEWAY

Filing: [illegible] File number 082-02819

News Release


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

11 January 2006

Severn Trent hires Tulchan

Severn Trent Plc announced today that Tulchan Communications has been appointed as the group's financial PR agency.

Tulchan was chosen after an intensive three month process starting with desktop research, a series of interviews with eight consultancies, three of which were then shortlisted and re-interviewed.

Peter Gavan, Director of Corporate Affairs, Severn Trent, said:

"After conducting a rigorous and robust process against set criteria, we are pleased to have appointed Tulchan to work with us as we continue to develop Severn Trent's relations with the city.

"Tulchan impressed us with the breadth of experience and talent of their chosen team, their commitment and their undoubted enthusiasm."

Brunswick and the Maitland Consultancy were also shortlisted. Brunswick had been Severn Trent's financial PR agency for more than 12 years.

For all enquiries, contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
Tel: 0121 722 4310

Notes:

1. Severn Trent Plc is a leading provider of water, waste and environmental services. The group, which includes Severn Trent Water and Biffa, generates revenues of over £2 billion and employs more than 16,000 people across the UK, US and the rest of Europe.

News Release


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

11 January 2006

Severn Trent hires Tulchan

Severn Trent Plc announced today that Tulchan Communications has been appointed as the group's financial PR agency.

Tulchan was chosen after an intensive three month process starting with desktop research, a series of interviews with eight consultancies, three of which were then shortlisted and re-interviewed.

Peter Gavan, Director of Corporate Affairs, Severn Trent, said:

"After conducting a rigorous and robust process against set criteria, we are pleased to have appointed Tulchan to work with us as we continue to develop Severn Trent's relations with the city.

"Tulchan impressed us with the breadth of experience and talent of their chosen team, their commitment and their undoubted enthusiasm."

Brunswick and the Maitland Consultancy were also shortlisted. Brunswick had been Severn Trent's financial PR agency for more than 12 years.

For all enquiries, contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
Tel: 0121 722 4310

Notes:

1. Severn Trent Plc is a leading provider of water, waste and environmental services. The group, which includes Severn Trent Water and Biffa, generates revenues of over £2 billion and employs more than 16,000 people across the UK, US and the rest of Europe.


BLUEPRINT
2000

File number 082-02819

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number	2366619
Company Name in full	Severn Trent Plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	01	01	2006	† Date of Birth	22	07	1948

Appointment as director: X — as secretary: [ ]
Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title		* Honours etc	
Forename(s)	Richard Harding		
Surname	Davey		
Previous forename(s)		Previous surname(s)	
Usual residential address	Rockalls Hall, Polstead		
Post town	Colchester	Postcode	CO6 5AT
County / Region	Essex	Country	
† Nationality	British	† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule		

I consent to act as ** director / secretary of the above named company

Consent signature — **Date**

A director, secretary etc must sign the form below.

Signed — **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

Company Number 2366619

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


BLUEPRINT
2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Name Richard Harding Davey

Company Name	Resignation
Amlin Plc	
Wanadoo Plc	14/02/2001
Wanadoo UK Plc	14/02/2001
Yorkshire Building Society	


BLUEPRINT
2000

File number 082-02819

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 2366619

Company Name in full: Severn Trent Plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	0 1	0 1	2 0 0 6
† Date of Birth	0 9	0 3	1 9 4 2

Appointment as director: X   as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Dr   * Honours etc:

Forename(s): Bernard

Surname: Bulkin

Previous forename(s):   Previous surname(s):

Usual residential address: 34 Hodford Road

Post town: London   Postcode: NW11 8NN

County / Region: Country:

† Nationality: British/US   † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature: **Date**:

A director, secretary etc must sign the form below.

Signed: **Date**:

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England
Tel
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**

Company Number 2366619

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



Please complete in typescript, or in bold black capitals.

CHFP010

List of other directorships Schedule to form 288a

Company Number 2366619

Company Name in full Severn Trent Plc

Name Bernard Bulkin

Company Name	Resignation
AEA Technology Plc	
Jewish Community Centre	
The Charles Darwin Trust	
The U.K. Centre for Economic and Environmental Development	